SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2003	Commission File Number: 1-7274

Bell Canada
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7, (514) 870-1511
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES:	NO: x

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

		April 29, 2003

CONTENTS		Bell Canada 2003 First Quarter Shareholder Report
MD&A	3
Financial Results Analysis	4
Financial and Capital Management	9
Forward-Looking Statements	12
Risk Assessment	13
Our Accounting Policies	17
Consolidated Financial Statements	20
Notes to Consolidated Financial Statements	23

Management’s Discussion and Analysis

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) comments on our operations, performance and financial condition for the first quarters ended March 31, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 19 when reading the MD&A.

ABOUT FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operation and our businesses. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 10 to 14 under “Forward-Looking Statements” and “Risk Assessment”. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

     In this MD&A, we, us and our mean Bell Canada, its subsidiaries, joint ventures and investments in significantly influenced companies.

     Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant Inc. (Aliant) to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.

     At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu Limited Partnership (Bell ExpressVu), a provider of digital home entertainment and broadcasts, to a partnership held 52% by ourselves and 48% by BCE in exchange for units in the partnership.

      Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. From a statement of operations perspective, we started consolidating the results of operations of Aliant and Bell ExpressVu as of January 1, 2003. Accordingly, given our 2002 results of operations exclude the consolidation of these companies (except for our 39% equity earnings in Aliant) our MD&A discussions on matters reflecting our Q1 2002 results of operations also include in certain cases, for comparative purposes, Aliant’s and Bell ExpressVu’s results of operations.

      Unless otherwise mentioned in this MD&A, the outlooks provided in Bell Canada’s 2002 annual MD&A dated February 26, 2003 remain unchanged.

Non-GAAP Measure

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.

     We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (credit) expense and restructuring and other charges. We exclude amortization expense and net benefit plans (credit) expense because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

      EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.

     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income.

($ millions)	Q1 2003	Q1 2002	% change

EBITDA	1,724	1,577	9.3
Amortization expense	(735)	(582)	26.3
Net benefit plans (expense) credit	(44)	13	n.m.

Operating income	945	1,008	(6.3)

n.m.: not meaningful

Financial Results Analysis

Operating Revenues

Bell Canada Revenues increase 20%

■ Bell Canada’s revenues increased by 20% to $4,259 million in the first quarter of 2003 from the $3,545 million in the first quarter of 2002 mainly due to the consolidation of Aliant’s and Bell ExpressVu’s revenues starting January 1, 2003. Aliant and Bell ExpressVu had revenues of $607 million and $151 million, respectively, in the first quarter of 2002.

■ On a comparable basis, when adjusting our Q1 2002 revenues to include Aliant’s and Bell ExpressVu’s revenues, our revenues declined 1.0%, reflecting:

– the sale of the directories business in late 2002 which contributed $132 million to our revenues in Q1 2002.

– the second Price Cap decision released by the Canadian Radiotelevision and Telecommunications Commission (CRTC) on May 30, 2002 (Price Cap decision) which mandated price reductions on various services leading to a reduction of approximately $34 million in our revenues this quarter.

■ On a comparable basis, when adjusting our results to include Aliant’s and Bell ExpressVu’s Q1 2002 results, to exclude Q1 2002 revenues of the directories business and to exclude the impact of the Price Cap decision in Q1 2003, our revenues increased by 2.9%, driven primarily by growth in customer connections and revenues from wireless, high-speed Internet access, and direct-to-home television (DTH) services. From March 31, 2002 to March 31, 2003:

– cellular and PCS subscribers grew by 12.4% to reach 4 million. Wireless revenues grew by 13.1% in the first quarter compared to the same period last year.

– high-speed Internet subscribers grew by 39.3% to reach 1.2 million. The majority of this growth came from residential customers, leading to growth in consumer data revenues of 23% this quarter compared to the first quarter of 2002.

– DTH subscribers grew by 15.0% to reach 1.3 million, leading to DTH revenue growth of 17.2%.

■ Our revenue growth in these new consumer services made up for revenue declines in the traditional service area of local and access, as well as relatively flat long distance and business and wholesale data revenues.

LOCAL AND ACCESS REVENUES

■ Local and access revenues increased 9.9% to $1,500 million in the first quarter of 2003 from the $1,365 million in the first quarter of 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had local and access revenues of $154 million in Q1 2002. On a comparable basis, when adjusting our Q1 2002 revenues to include Aliant’s revenues, local and access revenues would have declined 1.3% primarily as a result of the Price Cap decision and a reduction in the number of NAS.

■ The Price Cap decision mandated rate reductions in certain business services and services provided to competitors and led to a reduction of $16 million in revenues this quarter. On a comparable basis, when adjusting our revenues to include Aliant’s Q1 2002 revenues and to exclude the impact of the Price Cap decision in Q1 2003, local and access revenues would have declined by 0.2%.

■ Including Aliant’s Q1 2002 customer base, NAS in service declined by 103,000 or 0.8% over the first quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business failures or downsizings and customers substituting wireline with wireless telephone service.

LONG DISTANCE REVENUES

■ Long distance revenues grew 13.5% to $646 million in the first quarter of 2003 from the $569 million in the first quarter of 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had long distance revenues of $79 million in Q1 2002. On a comparable basis, when adjusting our Q1 2002 revenues to include Aliant’s revenues, long distance revenues remained essentially flat year-over-year at $646 million.

■ We continued to experience competitive pressures on business long distance prices. Residential pricing improved, however, reflecting increased network charges introduced in December 2002 and a minimum block of time charge introduced in Q2 2002. Overall, including Aliant’s Q1 2002 results, average revenue per minute (ARPM) was stable at $0.124.

■ Including Aliant’s Q1 2002 results, a 4.8% increase in the volume of conversation minutes was offset by lower settlement payments and a $4 million decline related to the Price Cap decision.

■ At the end of Q1 2003, our long distance market share in Ontario and Quebec was 63.5%, up very modestly from Q1 2002. In Atlantic Canada, our estimated market share declined to 87.8% from 88.5% over the same period last year.

WIRELESS REVENUES

Growth

■ Wireless service revenues were $570 million for the quarter, up 28.7% from the same period last year mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had wireless revenues of $61 million and 486,000 subscribers in Q1 2002. On a comparable basis, when adjusting our Q1 2002 revenues to include Aliant’s revenues, wireless revenues would have increased by 13.1%. The increase is driven by a 12.4% increase in the subscriber base and higher average revenue per subscriber.

■ Net activations of 70,000 in the first quarter of 2003 brought our total cellular and PCS subscriber base to 3,989,000. Including paging subscribers, our total wireless customer base totalled 4,595,000 at March 31, 2003.

■ The net activations of 70,000 achieved in the first quarter were lower than the 94,000 gained in Q1 2002 including Aliant’s Q1 2002 results. This slower growth was in line with our 2003 expectations.

■ With 74% of net activations coming from post-paid rate plans, we ended the first quarter of this year with 75% of our cellular and PCS subscriber base consisting of post-paid customers, up from 72%, including Aliant, at the end of Q1 2002. Our digital base of subscribers was 70%, up significantly from 55%, including Aliant, at the end of the same period last year.

Average revenue per unit (ARPU)

■ Including Aliant’s Q1 2002 results, post-paid and prepaid ARPU remained relatively flat compared to the same quarter last year, while total ARPU of $45 reflected a $2 increase over Q1 2002, driven by the increase in post-paid subscribers as a percentage of the total base.

Churn

■ Including Aliant’s Q1 2002 results, blended churn improved to 1.4% in Q1 2003 from 1.5% in the same period last year. Post-paid churn declined by 0.2 percentage points to the historically low level of 1.3%.

Wireless data

■ Mobile browser hits reached 123 million in Q1 2003, up 24% from Q4 2002, including Aliant. Mobile data users grew 11.7% over the fourth quarter of last year to 1.6 million.

■ During the first quarter of 2003 we continued the rollout of our high-speed 1xRTT wireless network in several locations including Sydney, Moncton, Fredericton, Saint John and St. John’s.

DATA REVENUES

Revenue growth

■ Data revenues of $933 million in the first quarter of this year grew 12% compared to the first quarter of 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had data revenues of $72 million in Q1 2002. On a comparable basis, when adjusting our Q1 2002 revenues to include Aliant’s revenues, data revenues would have increased by 3.1%. Although business data volumes experienced modest growth during the first quarter, revenues reflect the impact of the Price Cap decision, price competition and product-mix shifts to more cost-effective non-legacy data services. Consumer data revenue growth of 23% reflected strong growth in our Sympatico subscriber base and partially offset the slower business data revenue growth.

Business and wholesale data

■ The Price Cap decision led to a reduction in the rates charged to competing carriers for Competitive Digital Network Access (CDNA) services beginning in June 2002. These rate reductions led to a $14 million decrease in data revenues this quarter. On a comparable basis, when adjusting our revenues to include Aliant’s Q1 2002 revenues and to exclude the impact of the Price Cap decision in Q1 2003, data revenues increased 4.6%.

■ Similarly, the business and wholesale market grew by 1.9% after adjusting for the Price Cap decision impact, reflecting ongoing softness as large customers continue to minimize investments and use existing capacity.

■ Managed Network Services continued to show solid growth of 31% over last year.

Solid performance in DSL high-speed Internet

■ Including Aliant, in the first quarter of 2003, the number of high-speed Internet subscribers increased by 96,000 to reach 1,206,000, reflecting customers’ preference for higher speed alternatives to dial-up Internet access. Dial-up subscribers declined to 940,000 from 1,036,000 in the same period last year.

■ Consumers represent the largest segment of high-speed Internet subscribers and comprise 992,000 customers, while business and wholesale customers amount to 115,000 and 99,000, respectively.

■ The monthly charge for new Sympatico Basic customers was increased by $5 on January 3, 2003 to $29.95 as part of our initiatives to fine tune the balance between our various offers. Although the Sympatico Basic service continues to be popular, primarily with Sympatico dial-up customers wishing to upgrade to a higher speed offering, our Sympatico High-Speed Edition services had more net additions this quarter than Sympatico Basic with 30,000 and 26,000 net additions, respectively.

■ During the quarter, Bell Canada added 13,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall for an end-of-period total count of 98,000.

■ Average self-installation rates remained essentially unchanged at 99%.

■ Wholesale DSL gained momentum with 18,000 net adds this quarter, a significant increase over the 6,000 net adds in the first quarter of 2002.

■ The DSL footprint in Ontario and Quebec remains unchanged, available to 75% of homes and business lines. In Atlantic Canada, DSL is available to 61% of homes.

■ Our share of the consumer high-speed Internet market in Ontario and Quebec, including retail and wholesale, is approximately 45%.

DTH REVENUES

We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s Q1 2003 results to its results for the same period of 2002.

Revenue and subscriber growth

■ In the first quarter of 2003 our subscriber base grew 15.0% over Q1 2002 to 1,317,000 which led to DTH revenues of $177 million for the quarter, up 17.2% compared to the same period last year.

■ Net additions for the quarter totalled 13,000, down from the 76,000 achieved in the first quarter of 2002, reflecting a significant slowdown in DTH market demand, as well as fewer promotions and less advertising, particularly in the early part of the quarter.

■ Given lower than anticipated net additions in the quarter, we now expect slower subscriber growth in 2003 than originally anticipated.

Average revenue per subscriber (ARPS)

■ ARPS of $44 per month in the first quarter of 2003 was down slightly from $45 per month in Q1 2002, but up by $1 per month over Q4 2002.

■ The decline in ARPS over the first quarter of last year reflects the netting of programming credits against revenues beginning in June 2002, as well as lower pay per view revenues. This decline in ARPS was largely offset by pricing initiatives such as the second receiver charge introduced in June 2002, as well as the $2-$3 rate increase on specific programming packages introduced on February 1 of this year. These pricing initiatives account for the ARPS increase over the fourth quarter of last year.

■ Going forward, ARPS will also be stimulated by the introduction of a $2.99 monthly system charge for all Bell ExpressVu customers effective April 28, 2003.

Expanded service offerings

■ On March 5, 2003, Bell ExpressVu announced that it will be expanding its existing 300 channel line-up with a total of 76 new channels. This will include new high definition TV, interactive TV and local and international program offerings.

■ The expanded line-up requires the additional capacity provided by Nimiq 2, a second satellite used by Bell ExpressVu and operated by Telesat, which was launched at the end of 2002.

■ On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. As a result, Telesat is currently operating 26 out of 32 transponders on the satellite and expects only typical solar array degradation over time. Our current plans to move certain programming to Nimiq 2, as well as to provide the expanded programming line-up and specialty services such as DirecPC, are not expected to be impacted.

TERMINAL SALES AND OTHER

■ Terminal sales and other revenues of $433 million in the first quarter of 2003 increased by $230 million when compared to the same period last year, mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant contributed $241 million of terminal sales and other in the first quarter of 2002. On a comparable basis, when adjusting our first quarter 2002 revenues to include Aliant’s revenues, terminal sales and other revenues remained relatively stable, reflecting a decrease of $11 million when compared to the first quarter of 2002.

EBITDA

EBITDA increases 9%

■ Bell Canada’s EBITDA increased by 9% to $1,724 million from $1,577 million in the first quarter of 2002. Our growth was driven by EBITDA gains arising from the consolidation of Aliant and Bell ExpressVu. In Q1 2002, Aliant had EBITDA of $228 million and Bell ExpressVu had EBITDA of ($50) million. On a comparable basis, when adjusting our Q1 2002 EBITDA to include Aliant’s and Bell ExpressVu’s EBITDA, our EBITDA would have decreased by 1.8%.

■ As expected, the sale of our directories business negatively impacted our EBITDA. The Price Cap decision of May 2002 also led to lower EBITDA this quarter. In Q1 2002, the directories business contributed approximately $81 million to EBITDA. In Q1 2003, the Price Cap decision reduced EBITDA by approximately $34 million. On a comparable basis, when adjusting our Q1 2002 EBITDA to include Aliant’s and Bell ExpressVu’s EBITDA, to exclude directories’ Q1 2002 EBITDA, and to exlude the impact of the Price Cap decision in Q1 2003, our EBITDA would have increased by 5%.

■ Despite the negative impacts of the directories sale and the Price Cap decision, the EBITDA margin remained relatively stable at 40.5% compared to the 40.8% achieved in the first quarter of 2002 including Aliant’s and Bell ExpressVu’s results. This stability reflects:

– the realization of productivity improvements of approximately $131 million. Productivity improvements came from numerous projects across Bell Canada.

– lower overall subscriber acquisition costs this quarter reflecting lower levels of gross subscriber additions, particularly for DTH services.

■ Our productivity improvement program includes numerous projects reflecting both cross-enterprise initiatives and initiatives at the local business unit level. Our 2003 program targets cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of newer services, such as consumer high-speed Internet service and broadband/IP services.

■ Of the $131 million of productivity improvements this quarter, about 50% relate to reducing customer acquisition costs, while reducing the cost of serving existing customers and lowering back-office costs account for 40% and 10% respectively.

■ In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers and improved customer service. Initiatives such as:

– our interactive voice response system “Emily” will improve customer service while reducing our call center call volumes.

– specialized call center “Move Queues” will reduce the number of phone calls customers who are moving will need to make to Bell Canada, simplifying their lives while reducing our call center costs.

– automated service confirmation of high-speed Internet access orders and Smart Touch feature activations will improve customer service while eliminating the need to handle follow-up calls in our call centers.

– web order entry tools will improve the efficiency of our call center agents, reducing the length of time customers need to stay on-line, improving customer service while reducing our call center costs.

WIRELESS EBITDA

■ Including Aliant’s Q1 2002 results, wireless EBITDA for the first quarter of 2003 was $219 million, up 23% over Q1 2002. This led to an improved wireless EBITDA margin of 38.4% this quarter compared to 35.3% in the first quarter of 2002. Wireless EBITDA this quarter reflects higher revenues from subscriber growth and the benefits of productivity initiatives which lowered costs of acquisition. The continued increase in postpaid customers as a percentage of our total subscriber base also contributed to the improvement.

■ Including Aliant’s Q1 2002 results, cost of acquisition (COA) improved by 4.9% to $387 per gross activation in Q1 2003 from $407 per gross activation in the first quarter of last year, mainly driven by lower handset costs, less reliance on handset subsidies for our popular Grab n’ Go product and channel efficiency gains.

BELL EXPRESSVU EBITDA

■ Bell ExpressVu’s EBITDA losses of $6 million for the first quarter of 2003 declined significantly compared to the first quarter of 2002 EBITDA losses of $50 million. This improvement was largely driven by lower subscriber acquisition costs related to lower gross activations this quarter and continued cost containment efforts reflecting reductions in sales and technology expenses.

■ COA per subscriber was $675 this quarter compared to $718 for Q1 2002 reflecting the netting of programming credits against revenues. Without this change, COA would have risen slightly on a year over year basis to $749, primarily from the impact of a higher number of second receivers purchased by customers and the free installation offer reintroduced in the beginning of March 2003.

Below EBITDA Income and Expenses

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for the first quarters of 2003 and 2002.

($ millions)	Q1 2003	Q1 2002	% change

EBITDA	1,724	1,577	9.3
Amortization expense	(735)	(582)	26.3
Net benefit plans (expense) credit	(44)	13

Operating income	945	1,008	(6.3)
Other income	42	13	n.m.
Interest expense	(249)	(203)	22.7

Pre-tax earnings	738	818	(9.8)
Income taxes	(195)	(313)	(37.7)
Non-controlling interest	(17)	(3)	466.7

Net earnings	526	502	4.8
Dividends on preferred shares	(16)	(16)	–
Interest on equity-settled notes	(15)	(13)	15.4

Net earnings applicable to common shares	495	473	4.7

AMORTIZATION EXPENSE

In the first quarter of 2002, Aliant and Bell ExpressVu had amortization expense of $129 million. Adjusting for this impact, amortization expense grew by 3.4% in the first quarter of 2003 when compared with the same period last year. The increase is due to a higher capital asset base.

NET BENEFIT PLANS EXPENSE (CREDIT)

In the first quarter of 2002, Aliant had a net benefit plans expense of $3 million. Adjusting for this impact, the net benefit plans expense of $44 million was $54 million unfavourable in the first quarter of 2003 compared with the same period last year.

     Due to poor capital market conditions, our pension plans had weak fund performance in 2002, leading to a rate of return that was significantly below our assumption of 8.3% for 2002. This created an actuarial loss, which led to approximately two-thirds of the unfavourable variance.

     Also, after a review of market trends and our outlook, we reduced our assumption of expected long-term return on plan assets from 8.3% in 2002 to 7.5% in 2003, which led to the balance of the unfavourable variance.

OPERATING INCOME

In the first quarter of 2003, operating income of $945 million was 6.3% lower than the same period last year. The increase in EBITDA was more than offset by the unfavourable variance in the net benefit plans expense.

OTHER INCOME

In the first quarter of 2002, Aliant and Bell ExpressVu had other expense of $1 million. Adjusting for this impact, other income was $30 million higher in the first quarter of 2003 compared to the same period last year, resulting mainly from foreign currency gains.

    The Canadian dollar strengthened during the first quarter of 2003, resulting in a $26 million foreign currency gain. The foreign exchange rate remained relatively stable during the first quarter of 2002 and had no impact on our 2002 net earnings.

     In April 2003, we entered into a forward contract to hedge U.S. $200 million of long-term debt that had not been previously hedged, thereby removing the foreign currency exposure risk on that debt.

INTEREST EXPENSE

In the first quarter of 2002, Aliant and Bell ExpressVu had interest expense of $41 million. Adjusting for this impact, the increase in interest expense was primarily due to higher average debt levels. The additional debt was to fund capital expenditures and the distribution of capital to Bell Canada Holdings Inc. (BCH), Bell Canada’s parent company.

INCOME TAXES

In the first quarter of 2003, income taxes of $195 million represent a 37.7% reduction from the amount in the first quarter of 2002, mainly due to the reduction in the statutory income tax rate from 37.4% in 2002 to 35.4% in 2003 and the decrease in pre-tax earnings and the tax savings relating to loss utilization transactions with BCE and BCE Emergis. The tax savings relating to the BCE loss monetization are distributed as common share dividends at the end of each quarter.

NON-CONTROLLING INTEREST

Non-controlling interest increased in the first quarter of 2002 by $14 million when compared to the same period last year. The increase is mainly due to the consolidation of our 53% interest in Aliant and our 52% interest in Bell ExpressVu.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of the financial condition and cash flows of Bell Canada.

Capital Structure

($ millions)	Q1 2003	Q4 2002

Cash	(876)	(1,049)
Note payable to parent company	223	975
Debt due within one year	1,467	1,906
Long-term debt	11,170	10,501

Total net debt	11,984	12,333
Non-controlling interest	1,937	1,976
Total shareholders’ equity	8,740	8,370

Total capitalization	22,661	22,679

Net debt to total capitalization	52.9%	54,4%

Our net debt to capitalization ratio decreased to 52.9% at March 31, 2003 from 54.4% at December 31, 2002, principally from:

■ the partial repayment of a note payable to BCH

■ a $347 million capital contribution made by BCH, the proceeds of which were effectively used to reduce our total net debt.

     We maintained investment grade credit ratings on our debt and preferred shares.

Summary of Cash Flows

The table below provides a summary of the flow of cash into and out of Bell Canada for the first quarters of 2003 and 2002.

($ millions)	Q1 2003	Q1 2002

Cash from operating activities	874	739
Capital expenditures	(540)	(665)
Dividends and distributions	(389)	(306)
Interest on equity-settled notes	(23)	(22)
Other investing activities	–	2

Free cash flow from operations	(78)	(252)
Investments	(68)	(3)
Divestitures	7	–

Free cash flow after investments and divestitures	(139)	(255)
Capital contribution by BCH	347	–
Notes receivable from related parties	270	–
Financing activities of subsidiaries with third parties	7	2
Net issuance of debt instrument activities	(654)	314
Other	(4)	14

Net increase in cash and cash equivalents	(173)	75

CASH FROM OPERATING ACTIVITIES

We generated a significant amount of productivity improvements during the first quarter of 2003 ($131 million pre-tax). These cost savings translated into additional cash from our operations. Please see Financial results analysis in this MD&A for more details.

     Cash from operating activities was 18.3% higher in the first quarter of 2003 when compared to the same period last year.

CAPITAL EXPENDITURES

We continue to make investments to expand our networks, to meet customer demand and for replacement purposes.

     Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 19% in the first quarter of 2003 compared to the same period last year. A portion of the decrease can be explained by a delay in capital spending we experienced in the first quarter of 2003 which was partially offset by the consolidation of Aliant’s and Bell ExpressVu’s capital expenditures in Q1 2003. This reduction in capital spending lowered our capital intensity ratio to 12.7% in the first quarter of 2003 from 18.8% in the same period last year. For the full year, we continue to expect capital expenditures to represent 17%-18% of revenues.

INVESTMENTS

Investments of $68 million were made in the first quarter of 2003, consisting mainly of our acquisition of BCE’s interests in BCE Nexxia Corporation (Nexxia U.S.), Fiberco Telecommunications Corporation (FiberCo U.S.) and Sympatico Inc.

     There were no significant investments made in the first quarter of 2002.

CAPITAL CONTRIBUTION

In the first quarter of 2003, BCH made a capital contribution of $347 million.

DEBT INSTRUMENTS

We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and market rates on our short-term debt.

     The average annual interest rate on our total debt was 7.3% in the first quarter of 2003 and 7.5% in the first quarter of 2002.

     The interest rates we pay are based on the quality of our credit ratings. The table below lists our credit ratings at April 29, 2003, all of which are investment grade. Investment grade ratings usually mean that we qualify for better than average interest rates when we borrow money.

CREDIT RATINGS

	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid) / stable	R-1 (mid) / stable	P-2 / (neg)
Extendable commercial notes	A-1 (mid) / stable	R-1 (mid) / stable	–
Long-term debt	A / stable	A (high) / stable	A-3 / (neg)
Preferred shares	P-2 (high) / stable	Pfd-2 (high) /stable	–

Other Items

CONTRACTUAL OBLIGATIONS

The table below provides a summary of our contractual obligations at March 31, 2003 and for the full years ended thereafter.

($ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt
(excluding
capital leases)	1,290	932	1,152	524	611	7,196	11,705
Capital leases (a)	102	126	93	85	78	373	857
Notes payable
and bank
advances	298	–	–	–	–	–	298
Operating leases	303	317	293	256	242	1,514	2,925
Purchase
obligations	472	318	209	200	135	346	1,680
Other contractual
obligations	158	4	3	–	–	-	165

Total	2,623	1,697	1,750	1,065	1,066	9,429	17,630

(a) The imputed interest to be paid in connection with the capital leases amounts to $404 million.

COMMERCIAL COMMITMENTS

($ millions)	Committed	Non- Committed	Total

Commercial paper credit lines	1,030	900	1,930
Other credit facilities including letters of credit	535	354	889

Total	1,565	1,254	2,819

Drawn	427	88	515
Undrawn	1,138	1,166	2,304

In addition, Bell Canada can issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that Bell Canada may issue is $400 million. At March 31, 2003, Bell Canada had $30 million Class E Notes outstanding. Included in the drawn portion of our commercial commitments are issued letters of credit of $114 million under our committed facilities and $99 million under our non-committed facilities.

     At March 31, 2003, Bell Canada had no amounts outstanding under their commercial paper programs.

CRTC Price Cap decision

The Price Cap decision made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision to be $83 million at March 31, 2003.

ACCESS TO CAPITAL

For the remainder of 2003, we will primarily require cash to fund capital expenditures, dividend payments and the repayment of debt.

     Our plan is built on the assumption that we will be able to generate enough cash from our operating activities to pay for capital expenditures and dividends. Also, the remaining debt maturing in 2003 is expected to be repaid from cash on hand and cash generated from our operations.

     Although our plan does not reflect any cash shortfall in the short term, our lines of credit, bank facilities and commercial paper programs are available for contingency purposes.

GUARANTEES

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.

     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $3.5 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at March 31, 2003, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

USE OF FINANCIAL INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and BCE share price movements. We do not use derivative instruments to speculate. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such investments.

    The following derivative instruments were outstanding at March 31, 2003:

■ cross-currency swaps and forward contracts used to hedge foreign currency risk on our long-term debt

■ forward contracts on BCE Inc. common shares to hedge the fair value exposure related to stock compensation payments for Bell Canada employees.

     In April 2003, we entered into a forward contract to hedge U.S. $200 million of long-term debt that had not been previously hedged, thereby removing the foreign currency exposure risk on that debt.

     At March 31, 2003, the carrying value of these derivative instruments was a net liability of $49 million. Their fair value amounted to a net liability of $44 million.

     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 for a description of the significant accounting policies relating to financial instruments.

USE OF OFF-BALANCE SHEET ARRANGEMENTS

This section describes outstanding arrangements at March 31, 2003 and how they could affect our results of operations and financial condition.

Sale of accounts receivable

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at March 31, 2003, which equalled the amount of overcollateralization in the receivables transferred.

      Aliant sold accounts receivable to a securitization trust for a total of $135 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $30 million at March 31, 2003.

     Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.

      The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

Shared services agreement

Effective June 22, 2001, Bell Canada entered into a 10-year service contract with a special purpose entity. This contract will allow Bell Canada to reduce systems and administrative costs over time by streamlining and enhancing its systems and processes. Bell Canada is committed to paying approximately $150 million in service fees over the first three years of the agreement.

      In 2004, Bell Canada may:

■ exercise an option to buy the special purpose entity at fair market value, or

■ maintain the service contract for the remaining seven years and commit to paying at least $420 million more in service fees to the special purpose entity.

     As at March 31, 2003, the special purpose entity had $113 million of total assets, of which $92 million are capital assets, and $127 million of total liabilities, of which $121 million is long-term debt.

Sale leaseback transactions

In our long-term debt balance at March 31, 2003, we had capital leases of $72 million net of loans receivable of $316 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

CONTINGENCIES

Agreement with Manitoba Telecom Services Inc. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership of Bell West.

      Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

■ in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $574 million at March 31, 2003

■ in January 2007 at fair market value less 12.5%

■ at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:

■ in March 2004 at the greater of the floor value described above and fair market value

■ in February 2007 at fair market value

■ at fair market value if control of MTS goes to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

Litigation

We become involved in various claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at March 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

Forward-Looking Statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.

     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.

     This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

     It is important to know that:

■ forward-looking statements describe our expectations on the day they are made. For this MD&A, it is April 29, 2003

■ our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

■ forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs

■ we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section starting on the next page.

Risk Assessment

The following section describes general risks that could affect us.

     A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.

     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently unaware of.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.

     The slowdown and uncertainty in the global economy have reduced demand for our products and services, which recently negatively affected our financial performance and may negatively affect it in the future. In particular, weak economic conditions have led to:

■ lower than expected growth in data revenue, because of softer demand from enterprises and wholesale customers

■ some reductions in the number of network access lines due to business failures, business contractions or competition.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY

We recently implemented several cost reduction initiatives and we continue to implement productivity initiatives and further reduce our capital intensity.

     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity initiatives and reduce capital intensity while maintaining the quality of our service.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and satellite television companies but also with other businesses and industries, such as cable, Internet companies, and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks.

     Cable companies and independent Internet service providers have increased competition in the Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world.

     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services and through consolidations in the industry.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new and upgrade existing technologies, products and services.

     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS

We plan to reach our business objectives by implementing different plans and strategies, the most significant of which are described in Bell Canada’s 2002 annual MD&A dated February 26, 2003. If our plans and strategies are unsuccessful, this could have a material and negative effect on our growth prospects and results of operations.

FINANCING OUR OPERATIONS

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debts.

     We finance our capital needs in three ways:

■ from cash generated by our operations

■ by borrowing from commercial banks

■ through debt and equity offerings in the capital markets.

     Increased debt financings could increase our borrowing costs, lower our credit ratings and give us less flexibility to take advantage of business opportunities.

     Our ability to finance operations and the cost of funding depends on our ability to access the capital markets and syndicated commercial loan market, and on market conditions. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular for several reasons including:

■ worldwide political instability

■ accounting scandals relating to major North American companies

■ bandwidth overcapacity

■ a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular.

If we cannot raise the capital we need, we may have to:

■ limit our ongoing capital expenditures

■ limit our investment in new businesses

■ try to raise additional capital by selling assets or through monetizing transactions.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY PROCEEDINGS AND CHANGES IN LAWS [MONDAY UPDATE]

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our business. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material and negative effect on our businesses, operating results and financial condition.

     In November 2002, Industry Canada initiated a review by the House of Commons Standing Committee on ndustry, Science and Technology of the current foreign investment restrictions included in the
Telecommunications Act (Act). A similar process has been initiated by the Standing Committee on Canadian eritage as it relates to the Broadcasting Act. On April 28, 2003, the Standing Committee on Industry, Science and Technology tabled its report in the House of Commons recommending:

■ that the Act be amended to allow for a mandatory 5-year parliamentary review of the Act

■ the removal of the existing minimum Canadian ownership and control requirements and that this change also apply to broadcasting distribution undertakings

■ that a special parliamentary committee conduct a comprehensive review of the governance structure of the telecommunications and broadcasting sectors in Canada in light of technological convergence.

     Since the Government’s response to the above-mentioned report has not yet been issued and the review by the Heritage Committee has not yet been completed, we are not currently in a position to assess the impact, if any, the above-mentioned developments may have on us.

Bell Canada’s Annual Information Form for the year ended December 31, 2002 contains a detailed description of:

■ the principal legal proceedings against us

■ certain regulatory initiatives and proceedings affecting us.

CHANGING WIRELINE REGULATION

Our business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap decision

The CRTC recently introduced new Price Cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

     The new rules create certain risks for us. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on us.

CRTC decision on incumbent affiliates

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for us.

     The decision provided that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

■ all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval

■ all new contracts must receive CRTC approval before implementation

■ carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     While the decision increases the regulatory burden for us at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

LICENSES AND CHANGING WIRELESS REGULATION

Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licenses at his or her discretion under the Radiocommunication Act. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a ompany’s license at any time if the company does not comply with its terms.

      In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase our license fees if it is implemented as proposed.

      In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including us.

BANKRUPTCY PROCEEDINGS AT TELEGLOBE

On September 19, 2002, Teleglobe Inc. (Teleglobe), which had previously started bankruptcy proceedings to get protection from its creditors in Canada and in other jurisdictions, announced an agreement to sell its core telecommunications business.

      Under court orders, contracts between Teleglobe and Bell Canada and some of its subsidiaries will be assigned on substantially the same terms to the buyers on the day the sale closes. If the sale is not completed, Teleglobe’s business could be shut down and its remaining assets liquidated. If this happens, we will have to transfer our traffic to other carriers. While we will do our best to protect our customers, they could experience temporary service disruptions or a lower quality of service if there are delays in completing the transfer.

ATTRACTING AND RETAINING SKILLED PEOPLE

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS

Many of our employees are represented by unions and are covered by collective bargaining agreements.

     Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 14,900 employees, are the following:

■ the collective agreements between Bell Canada and the Communications, Energy and Paperworkers union of Canada representing approximately 400 operator services employees and approximately 7,000 craft and services employees which expire at the end of November 2003

■ the collective agreements between Bell Canada and the Canadian Telecommunications Employees’ Association representing approximately 1,100 communications sales employees which expires on December 31, 2003

■ several collective agreements between certain of our other companies (including Aliant, Expertech Network Installation Inc. and Connexim L.P.) and their respective employees, representing approximately 6,400 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

INCREASED ACCIDENTS FROM USING CELL PHONES

Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. As a result, cell phone use in vehicles could decline, which would negatively affect us and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS

Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on our business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on us and other wireless service providers.

PENSION FUND CONTRIBUTIONS

As of our most recent actuarial valuation, most of our pension plans had pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.

     The recent decline in the capital markets, combined with historically low interest rates, however, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     If these conditions continue, the surpluses will be eroded, resulting in the requirement to commence making contributions to the pension funds. If this happens, we might have to recognize increased pension expenses and start contributing or increase our contributions to the pension funds. This could also result in a material and negative effect on our net earnings.

BELL EXPRESSVU

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat Canada (“Telesat”). On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. An investigation by Lockheed Martin, the Nimiq 2 satellite manufacturer, has determined that the malfunction cannot be corrected. Nimiq 2 has been configured such that 26 of the 32 transponders on the Nimiq 2 satellite are being operated at this time. Telesat expects this number of operational transponders to decrease over time to approximately 20 by the end of the satellite’s life which will occur in approximately 12 and a half years.

     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license is scheduled for renewal in August 2003. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen or that the terms of such renewal will remain identical.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase its capital and operating expenses.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.

     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.

     It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.

     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 and Note 1 to the consolidated financial statements for the first quarter of 2003 for more information about the accounting principles we use to prepare our financial statements.

Key Estimates and Assumptions

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.

     We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.

     Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees.

     The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.

     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.

     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

     The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:

■ the discount rate

■ the expected long-term rate of return on plan assets.

Discount rate

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments.

     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation, which could at some level require us to make contributions to the plan.

Expected long-term rate of return

In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%.

     We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this change to reduce pre-tax earnings by about $80 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for losses that we expect will result from customers who do not make their required payments.

     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS

The estimated useful life of long-lived assets is used to determine amortization expense.

     We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.

     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:

■ a higher amortization expense in future periods

■ an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT

We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value.

     We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that goodwill might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.

     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.

     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

LEGAL CONTINGENCIES

We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on then available information.

     We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

     If the final resolution of a legal or regulatory matter results in a judgment against Bell Canada or the payment of a large settlement by Bell Canada, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs in.

RESTRUCTURING AND OTHER CHARGES

We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.

     These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.

     Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.

     As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES

Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost. Please see Changes to accounting standards, for more information.

Changes to Accounting Standards

This section tells you about changes to the accounting standards and how they affect our financial statements.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2002, we adopted the new recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services.

      The standards require us to use a fair value-based method for:

■ all stock-based awards to non-employees

■ direct awards of stock and stock appreciation rights to employees

■ awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

      In 2002, upon adoption of the standard, we accounted for employee stock options by measuring the compensation cost of the options. This is the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.

     Effective January 1, 2003, we account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using a Black-Scholes option pricing model.

     As a result of applying this change in accounting policy, we restated the comparative figures for 2002, and recorded a compensation expense of $1 million for the three months ended March 31, 2002. The effect as at January 1, 2003 was to decrease retained earnings by $10 million and increase contributed surplus by $10 million.

SUBSCRIBER ACQUISITION COSTS

Prior to 2003, we accounted for the costs of acquiring subscribers as follows:

■ we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite service subscribers into earnings over three years

■ we deferred and amortized the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months

■ we expensed all other subscriber acquisition costs as they were incurred.

      The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

      Effective January 1, 2003, we elected to change our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets. Our previous accounting policy was to apply these revenues against the related costs.

     As a result of applying this change in accounting policy, we restated the comparative figures for 2002.

     For the three months ended March 31, 2003, we:

■ increased operating revenues by $46 million
■ increased operating expenses by $34 million
■ increased income taxes by $5 million.
■ decrease non-controlling interest by $4 million.

     For the three months ended March 31, 2002, we:

■ increased operating revenues by $28 million
■ increased operating expenses by $17 million
■ increased income taxes by $4 million.

     The effect as at December 31, 2002 was to:

■ decrease other current assets by $133 million
■ decrease other long-term assets by $339 million
■ decrease future income tax liability by $189 million
■ decrease contributed surplus by $97 million
■ decrease retained earnings by $89 million.

IMPAIRMENT OF LONG-LIVED ASSETS

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value.

     This section comes into effect in 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The CICA recently issued a new section in the CICA Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This section comes into effect for disposal activities started on or after May 1, 2003. We do not expect that adopting this standard on or after May 1, 2003 will affect our consolidated financial statements.

DISCLOSURE OF GUARANTEES

Effective January 1, 2003, we adopted Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.

     Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In April 2003, the CICA approved a draft accounting guideline on the consolidation of special purpose entities. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline is consistent, in all material respects, with the recently issued U.S. standard.

     The guideline comes into effect in 2004. We currently conduct certain transactions through special purpose entities, which are discussed in the Use of off-balance sheet arrangements section of this MD&A, and are assessing the structure of these transactions against the criteria set out in the guideline.

ASSET RETIREMENT OBLIGATIONS

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.

     Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

     This section comes into effect in 2004. We do not expect that adopting this standard in 2004 will materially affect our consolidated financial statements.

Consolidated Statements of Operations

For the three months ended March 31 ($ millions) (unaudited)	2003	2002 (1)

Operating revenues
Local and access	1,500	1,365
Long distance	646	569
Wireless	570	443
Data	933	833
Direct-to-home	177	–
Directory advertising	–	132
Terminal sales and other	433	203

Total operating revenues	4,259	3,545

Operating expenses	2,535	1,968
Amortization expense	735	582
Net benefit plans expense (credit)	44	(13)

Total operating expenses	3,314	2,537

Operating income	945	1,008
Other income (Note 2)	(42)	(13)
Interest expense (Note 3)	249	203

Earnings before income taxes and non-controlling interest	738	818
Income taxes	195	313
Non-controlling interest	17	3

Net earnings	526	502
Dividends on preferred shares	(16)	(16)
Interest on equity-settled notes	(15)	(13)

Net earnings applicable to common shares	495	473

Consolidated Statements of Retained Earnings

For the three months ended March 31 ($ millions) (unaudited)	2003	2002 (1)

Balance at beginning of period, as previously reported	217	601
Adjustment for change in accounting policy (Note 1)	(99)	(63)

Balance at beginning of period, as restated	118	538
Net earnings	526	502
Dividends – Preferred shares	(16)	(16)
– Common shares	(444)	(391)
Interest on equity-settled notes	(15)	(13)
Other	–	(1)

Balance at end of period	169	619

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 23. They are an important part of these consolidated financial statements.

Consolidated Balance Sheets

($ millions) (unaudited)	March 31 2003	December 31 2002	(1)

ASSETS
Current assets
Cash and cash equivalents	876	1,049
Notes receivable from related parties	–	270
Accounts receivable (net of allowance for doubtful accounts of $186 million
and $184 million for 2003 and 2002, respectively)	1,862	2,094
Other current assets	819	475

Total current assets	3,557	3,888
Capital assets	19,122	18,892
Other long-term assets	3,485	3,626
Indefinite-life intangible assets (Note 4)	778	772
Goodwill (Note 5)	1,883	1,877

Total assets	28,825	29,055

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	3,069	3,269
Note payable to parent company	223	975
Debt due within one year	1,467	1,906

Total current liabilities	4,759	6,150
Long-term debt	11,170	10,501
Other long-term liabilities	2,219	2,058

Total liabilities	18,148	18,709

Non-controlling interest	1,937	1,976

Commitments and contingencies (Note 9)
SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100
Equity-settled notes	2,068	2,068

Common shareholders’ equity
Common shares	4,264	4,264
Contributed surplus (Note 6)	1,140	815
Retained earnings	169	118
Currency translation adjustment	(1)	5

Total common shareholders’ equity	5,572	5,202

Total shareholders’ equity	8,740	8,370

Total liabilities and shareholders’ equity	28,825	29,055

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 23. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the three months ended March 31 ($ millions) (unaudited)	2003	2002 (1)

Cash flows from operating activities
Net earnings	526	502
Adjustments to reconcile net earnings to
cash flows from operating activities:
Amortization expense	735	582
Net benefit plans expense (credit)	44	(13)
Future income taxes	(45)	39
Non-controlling interest	17	3
Other items	(46)	(10)
Changes in non-cash working capital	(357)	(364)

	874	739

Cash flows from investing activities
Capital expenditures	(540)	(665)
Investments	(68)	(3)
Divestitures	7	-
Notes receivable from related parties	270	-
Other items	–	2

	(331)	(666)

Cash flows from financing activities
Decrease in notes payable and bank advances	(900)	(244)
Issue of long-term debt	611	909
Repayment of long-term debt	(365)	(351)
Contribution of capital	347	-
Dividends paid on common and preferred shares	(362)	(305)
Issue of equity securities and convertible debentures by subsidiary
to non-controlling interest	26	2
Redemption of equity securities and convertible debentures by subsidiary
from non-controlling interest	(19)	-
Dividends/distributions paid by subsidiaries to non-controlling interest	(27)	(1)
Interest paid on equity-settled notes	(23)	(22)
Other items	(4)	14

	(716)	2

Net increase (decrease) in cash and cash equivalents	(173)	75
Cash and cash equivalents (bank indebtedness) at beginning of period	1,049	(228)

Cash and cash equivalents (bank indebtedness) at end of period	876	(153)

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 23. They are an important part of these consolidated financial statements.

Notes to Consolidated Financial Statements – Bell Canada

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 24 to 47 of Bell Canada’s 2002 Financial Information. Figures in these notes are unaudited.

     Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant Inc. (Aliant) to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.

     At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu Limited Partnership (Bell ExpressVu) to a partnership held 52% by Bell Canada and 48% by BCE in exchange for units in the partnership.

     Effective December 31, 2002, we consolidated the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. We started consolidating the results of operations and cash flows of Aliant and Bell ExpressVu as of January 1, 2003.

1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2002 except as noted below.

     We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.

     We have restated the financial information for 2002 to reflect:

■ the adoption of the fair value-based method of accounting for employee stock options

■ the change in the method of accounting for subscriber acquisition costs from a deferral and amortization method to an expense as incurred method.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the new recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

■ all stock-based awards to non-employees

■ direct awards of stock and stock appreciation rights to employees

■ awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     In 2002, upon adoption of the standard, we accounted for employee stock options by measuring the compensation cost of the options. This is the amount that the quoted market price of BCE Inc.’s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.

     Effective January 1, 2003, we account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using a Black-Scholes option pricing model.

     As a result of applying this change in accounting policy, we restated comparative figures for 2002, and recorded a compensation expense of $1 million for the three months ended March 31, 2002. The effect as at January 1, 2003 was to reduce retained earnings by $10 million and increase in contributed surplus by $10 million. Please see Note 9 “Stock-based compensation plans” for the assumptions used under the fair value method.

Subscriber acquisition costs

Prior to 2003, we accounted for the costs of acquiring subscribers as follows:

■ we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite service subscribers into earnings over three years

■ we deferred and amortized the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months

■ we expensed all other subscriber acquisition costs as they were incurred.

      The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

     Effective January 1, 2003, we changed our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.

     As a result of applying this change in accounting policy, we restated the comparative figures for 2002.

     For the three months ended March 31, 2003, we:

■ increased operating revenues by $46 million
■ increased operating expenses by $34 million
■ increased income taxes by $5 million
■ decreased non-controlling interest by $4 million.

      For the three months ended March 31, 2002, we:

■ increased operating revenues by $28 million
■ increased operating expenses by $17 million
■ increased income taxes by $4 million.

      The effect as at December 31, 2002 was to:

■ decrease other current assets by $133 million
■ decrease other long-term assets by $339 million
■ decrease future income tax liability by $189 million
■ decrease contributed surplus by $97 million
■ decrease retained earnings $89 million.

Impairment of long-lived assets

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value.

     This section comes into effect in 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

Disposal of long-lived assets and discontinued operations

The CICA recently issued a new section in the CICA Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This section comes into effect for disposal activities started on or after May 1, 2003. We do not expect that adopting this standard on or after May 1, 2003 will affect our consolidated financial statements.

Disclosure of guarantees

Effective January 1, 2003, we adopted Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Please see Note 9, Contractual obligations, commercial commitments and contingencies, for more information.

     Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties.

Consolidation of variable interest entities

     In April 2003, the CICA approved a draft accounting guideline on the consolidation of special purpose entities. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline is consistent, in all material respects, with the recently issued U.S. standard.

     The guideline comes into effect in 2004. We currently conduct certain transactions through special purpose entities and are assessing the structure of these transactions against the criteria set out in the guideline.

Asset retirement obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.

     Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

     This section comes into effect in 2004. We are currently evaluating the impact of this standard on our financial statements.

2. OTHER INCOME

For the three months ended March 31 ($ millions)	2003	2002

Foreign currency gains	(26)	–
Other	(16)	(13)

Other income	(42)	(13)

3. INTEREST EXPENSE

For the three months ended March 31 ($ millions)	2003	2002

Interest expense on long-term debt	228	194
Interest expense on other debt	21	9

Total interest expense	249	203

4. INDEFINITE-LIFE INTANGIBLE ASSETS

($ millions)		2003

Intangible assets, January 1		772
Capitalized interest on spectrum licences		6

Intangible assets, March 31		778

Consisting of:
Spectrum licences		760
Cable licences		18

Total		778

Capitalized interest on spectrum licences for the three-month period ended March, 31, 2002 was $4 million.

5. GOODWILL

($ millions)		2003

Goodwill, January 1		1,877
Goodwill acquired during the period		22
Other		(16)

Goodwill, March 31		1,883

6. SHARE CAPITAL Contributed surplus In January 2003, Bell Canada Holdings Inc. (BCH) made a capital contribution of $347 million.

7. STOCK-BASED COMPENSATION PLANS

Stock options
The table below provides a summary of the status of Bell Canada’s portion of BCE Inc.’s stock option programs.
	Number of shares	Weighted average exercise price

Outstanding, January 1, 2003	12,550,221	$33
Granted	3,516,202	$28
Exercised	(55,967)	$14
Expired/forfeited	(233,445)	$33
Transfers in/out	(247,988)	$32

Outstanding, March 31, 2003	15,529,023	$32

Exercisable, March 31, 2003	4,739,311	$35

Assumptions used in stock option pricing model
The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

For the three months ended March 31	2003	2002

Compensation cost ($ millions)	4	1
Dividend yield	3.6%	3.2%
Expected volatility	30%	30%
Risk-free interest rate	4.1%	4.7%
Expected life (years)	4.5	4.5
Number of options granted	3,516,202	3,652,264
Weighted average fair value of options granted ($)	6	8

8. RELATED PARTY TRANSACTIONS

Bell Canada realizes tax savings relating to the loss utilization transactions described below and in its annual consolidated financial statements for the year ended December 31, 2002. The tax savings relating to the BCE loss monetization are distributed as common share dividends at the end of each quarter.

BCE Emergis Inc., 4122780 Canada Inc. and Bell Canada

On January 24, 2003, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCE Emergis Inc. (BCE Emergis) advanced $1 billion in cash to us through a subordinated demand loan at a rate of interest equal to 5.567%. We then used the proceeds to acquire preferred shares from 4122780 Canada Inc. (4122780 Canada), a wholly-owned subsidiary of BCE Emergis. The dividend rate on these shares is equal to 3.870%. The interest rate on the loan and the dividend rate on the preferred shares are reset at the beginning of each year. 4122780 Canada then advanced $1 billion to BCE Emergis through an interest free subordinated demand loan.

    We have the legal right to offset the demand loan payable to BCE Emergis and the investment in preferred shares of 4122780 Canada. As a result, these items have been presented on a net basis. The related interest expense net of the dividend income from 4122780 Canada is presented as interest expense and the equivalent amount of tax savings is presented as a reduction of the income tax provision.

BCE Inc., 3787842 Canada Inc. and Bell Canada

As reported in the notes to our 2002 financial statements, a similar tax loss consolidation transaction was entered into by BCE, 3787842 Canada Inc. (3787842 Canada) and ourselves on December 6, 2002. The amount of the subordinated demand loan to us was $12 billion with interest at current rates. In this case, the related interest and dividend amount are equal. The tax savings resulting from the interest expense is presented as a reduction of our income tax provision. This tax savings is distributed as an additional dividend on our common shares at the end of each quarter.

9. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Contractual obligations

The table below shows our contractual obligations at March 31, 2003 and for the full years ended thereafter.

($ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt
(excluding capital leases)	1,290	932	1,152	524	611	7,196	11,705
Capital leases (a)	102	126	93	85	78	373	857
Notes payable and bank advances	298	–	–	–	–	–	298
Operating leases	303	317	293	256	242	1,514	2,925
Purchase obligations	472	318	209	200	135	346	1,680
Other contractual obligations	158	4	3	–	–	–	165

Total	2,623	1,697	1,750	1,065	1,066	9,429	17,630

(a) The imputed interest to be paid in connection with the capital leases amounts to $404 million.

Commercial Commitments

($ millions)	Committed	Non- Committed	Total

Commercial Paper Credit Lines	1,030	900	1,930
Other Credit Facilities including letters of credit	535	354	889

Total	1,565	1,254	2,819

Drawn	427	88	515
Undrawn	1,138	1,166	2,304

In addition, Bell Canada can issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that Bell Canada may issue is $400 million. At March 31, 2003, Bell Canada had $30 million Class E Notes outstanding. Included in the drawn portion of our commercial commitments are issued letters of credit of $114 million under our committed facilities and $80 million under our non-committed facilities.

     At March 31, 2003, Bell Canada had no amounts outstanding under their commercial paper programs.

Canadian Radio-television and Telecommunications Commission
(CRTC) Price Cap decision

The Price Cap decision of May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision to be $83 million at March 31, 2003.

Guarantees

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.

     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

    Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $3.5 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at March 31, 2003, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

Off-balance sheet arrangements

SALE OF ACCOUNTS RECEIVABLE

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at March 31, 2003, which equalled the amount of overcollateralization in the receivables transferred.

     Aliant Inc. (Aliant) sold accounts receivable to a securitization trust for a total of $135 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $30 million at March 31, 2003.

     Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of its retained interests.

     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

SHARED SERVICES AGREEMENT

Effective June 22, 2001, we entered into a 10-year service contract with a special purpose entity. This contract will allow us to reduce systems and administrative costs over time by streamlining and enhancing our systems and processes. We are committed to paying approximately $150 million in service fees over the first three years of the agreement.

     In 2004, we may:

■ exercise an option to buy the special purpose entity at fair market value, or

■ maintain the service contract for the remaining seven years and commit to paying at least $420 million more in service fees to the special purpose entity.

     As at March 31, 2003, the special purpose entity had $113 million of total assets, of which $92 million are capital assets, and $127 million of total liabilities, of which $121 million is long-term debt.

SALE LEASEBACK TRANSACTIONS

In our long-term debt balance at March 31, 2003, we had capital leases of $72 million net of loans receivable of $316 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership of Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

■ in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $574 million at March 31, 2003

■ in January 2007 at fair market value less 12.5%

■ at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:

■ in March 2004 at the greater of the floor value described above and fair market value

■ in February 2007 at fair market value

■ at fair market value if there is change of control of MTS to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

Litigation

We become involved in various claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at March 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

This document has been filed
by Bell Canada with Canadian
securities commissions and the
U.S. Securities and Exchange
Commission. It can also be
found on BCE’s Web site
at www.bce.ca or is available
upon request from:	Mailing address Bell Canada Corporate Communications 1000, rue de La Gauchetière O. Bureau 3700 Montréal (Québec) H3B 4Y7 e-mail address forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these
statements, please call 1 888 932-6666.

Pour obtenir un exemplaire
de la version de ce document financiers, composez le 1 888 932-6666.

PRINTED IN CANADA

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada

(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

Date: May 2, 2003